UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRANT UNDER SECTION 12(g) OF THE

SECURITIES  EXCHANGE ACT OF 1934 OR  SUSPENSION  OF DUTY TO FILE  REPORTS  UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52944

MINE CLEARING CORP

1 Younge Street, Suite 1801, Toronto, Ontario M5E 1W7

(Address of Principal Executive Offices)

(416) 214-2473

 (Telephone number, including area code)

Common Stock

 (Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule  provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)1 ☒

Rule 12h-3(b)(1)(I) ☐

Rule 12g-4(a)2 ☐

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 23

Pursuant to the requirements of the Securities Exchange Act of 1934 Mine Clearing Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 16, 2012	By:	/s/ Gilbert Zapato
Gilbert Zapato, Interim President & CEO

Instruction:  This form is  required  by Rules  12g-4,  12h-3,  and 15d-6 of the General Rules and  Regulations  under the  Securities  Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel, or by any other duly  authorized  person.  The name and title of the person signing the form shall be typed or printed under the signature.